UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 13 April 2023

Laurent Martinez appointed Chief Financial Officer of the Orange group

The Orange group announces the appointment of Laurent Martinez, the current Chief Financial Officer of Alstom, as Executive Director in charge of Finance, Performance and Development from 1 September 2023. Jean-Michel Thibaud, Deputy Chief Financial Officer of the Group, will act as interim manager during this transition period.

Laurent Martinez has been Alstom's Chief Financial Officer and member of its Executive Committee since July 2018. During this period, he played a key role in the transformation of Alstom. As a graduate in electrical and telecommunications engineering and with a Master's degree in finance and accounting, he has spent a significant part of his career at Airbus. In 1996, he joined Astrium, the defense and space subsidiary of Airbus, where he held several management positions in controlling. In 2004, he became Finance Director before being appointed Director of Controlling, Performance and Accounting for the Airbus group in 2009. He took over as head of the Airbus Services Business Unit in 2015.

Christel Heydemann, Chief Executive Officer of Orange, commented: "I am delighted to welcome Laurent Martinez to head the Group’s finances. His experience in business transformation will be of great value for the deployment of our new strategic plan Lead the Future ».

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2022 and 136,000 employees worldwide at 31 December 2022, including 75,000 employees in France. The Group has a total customer base of 287 million customers worldwide at 31 December 2022, including 242 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

Sylvain Bruno; sylvain.bruno@orange.com; +33 6 86 17 88 89

ORANGE

Date: April 14, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations